Exhibit 99.1

31 May, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 30 May, 2012 it purchased for cancellation 14,339 Ordinary Shares, at an average price of $21.6261.

Following the cancellation of these shares, the Company will have 59,947,431 Ordinary Shares in issue.